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July 10, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Tony Watson

Donna Di Silvio

Re:	Phreesia, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 8, 2019
File No. 333-232264

Ladies and Gentlemen:

This letter is submitted on behalf of Phreesia, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on July 8, 2019 (“Amendment No. 2”), as set forth in the Staff’s letter dated July 10, 2019 addressed to the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in responses and in the descriptions of the Staff’s comments refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 2 to Registration Statement on Form S-1 filed July 8, 2019

Capitalization, page 64

United States Securities and Exchange Commission

July 10, 2019

1.

It appears you reflected the payment of the accrued preferred dividend as a reduction to preferred stock and additional paid in capital without reflecting the decrease in cash in the Pro forma column. We also note the Pro forma as adjusted column reflects the decrease in cash related to the preferred dividend. Please revise your disclosure to reflect the total adjusting entry for the payment of the accrued preferred dividend in either the Pro forma column or the Pro forma as adjusted column accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the recording of the dividend for pro forma purposes was not reflected as a reduction to preferred stock, but was instead recorded as a dividend payable and a corresponding reduction to additional paid-in capital in the Pro forma column. The Company notes that the payment of the dividend is directly attributable to the offering, as also illustrated in the pro forma unaudited balance sheet on page F-41 of Amendment No. 2, because the Company’s cash and cash equivalents are not sufficient to pay the dividend without the proceeds from the offering. The reconciliation between actual and pro forma stockholder’s equity (deficit) is as follows (in thousands):

Total stockholders’ deficit, actual	$(224,063)
Carrying value of preferred	214,353
Carrying value of warrant liability	5,921
Dividend payable	(18,072)

Total stockholders’ deficit, pro forma	$(21,861)

Additionally, the Company respectfully notes that the dividend payable of $18,072 is also reflected in the decrease between actual capitalization of $30,438 and pro forma capitalization of $12,366, and that reflecting the dividend as a reduction in cash would not change the total pro forma capitalization.

As a result of the foregoing, the Company does not believe that a revision to the disclosure is appropriate.

2.

Please tell us the nature of the other adjustment made to additional paid in capital, since the difference in the Pro forma and the Pro forma as adjusted columns is not equal to the net offering proceeds as disclosed in the first paragraph on page 61.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the difference relates to offering costs already paid of $573,000 as of April 30, 2019 but not yet deducted from stockholders’ equity (deficit), illustrated as follows:

Shares	7,812,500
Mid-point	$16.00

Gross proceeds from offering	$125,000,000
Underwriters’ commission	(8,750,000)

Proceeds before payment of estimated offering costs	116,250,000
Estimated offering costs	(5,600,000)

Estimated net proceeds	110,650,000
Addback: offering costs paid as of April 30, 2019	573,000

Estimated proceeds disclosed on page 61 of Amendment No. 2	$111,223,000

United States Securities and Exchange Commission

July 10, 2019

Dilution, page 67

3.

It appears you overstated the pro forma tangible book value, as adjusted. Your definition suggests the only adjustments from pro forma tangible book value relate to the net offering proceeds of $111.2 million and the repayment of the debt of $15.176 million. Please advise or revise. For consistency, please ensure that, however you choose to reflect the adjusting entry for the payment of the preferred dividends related to the Capitalization comment above, you also reflect the payment in the same manner in the Dilution section and other sections throughout the document.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the dividend payable is deducted from pro forma tangible net book value and, therefore, it was not necessary to adjust in the reconciliation between pro forma tangible net book value and pro forma as adjusted tangible net book value. Additionally, the planned repayment of the Company’s revolving line of credit with Silicon Valley Bank did not impact pro forma as adjusted tangible net worth because it had no impact on pro forma as adjusted stockholders’ equity (deficit). The differences between actual, pro forma and pro forma as adjusted tangible net book value are as follows (in thousands):

Stockholders’ equity (deficit) actual	$(224,063)
Less
Goodwill	(250)
Intangible assets	(1,377)
Deferred financing costs	(1,121)
Deferred offering costs	(2,232)

Net tangible book value, actual	(229,043)
Carrying value of preferred stock	214,353
Carrying value of warrant liability	5,921
Dividend payable	(18,072)

Net tangible book value, pro forma	(26,841)
Net proceeds	110,650
Deferred offering costs already deducted	2,232

Net tangible book value, pro forma as adjusted	$86,041

United States Securities and Exchange Commission

July 10, 2019

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813–8853.

Sincerely,
/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

Cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

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